Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: UFJ Holdings, Inc.

Subject Company: UFJ Holdings, Inc.

SEC File No. 333-109072

Open Letter to Shareholders of UFJ Holdings, Inc., Common Stock

Dear shareholder,

UFJ Holdings, Inc. (UFJ) wishes to inform shareholders that it has concluded an “integration agreement” with Mitsubishi Tokyo Financial Group, Inc. (MTFG), subject to the approval of shareholders and the relevant authorities. Under this agreement, 0.62 of each share of MTFG common stock will be allotted for each share of UFJ common stock. UFJ will continue to hold discussions with MTFG to finalize a “merger agreement”.

Following the basic agreement executed on August 12, 2004 concerning the management integration of UFJ and MTFG, UFJ made considerable progress towards resolving key business issues, including strengthening of the Group’s financial soundness, in order to achieve a market value appropriately reflecting the Group’s earnings capacity, and to achieve a merger ratio that appropriately reflects the value of the two companies.

In addition to strengthening its capital base via a capital injection from MTFG, UFJ pursued a reduction in non-performing loans by taking significant measures aimed at rehabilitating large borrowers. As a result, the Group’s non-performing loan ratio at the end of 2004 was 6.86%, meaning that the target of reaching a figure below 4% by the end of March 2005 is within view.

Concurrently, UFJ moved ahead with preparations necessary for determining the merger ratio, including due diligence, a process reciprocated by MTFG. UFJ analyzed the fairness of the merger ratio from a variety of standpoints, including a comparison with the proposal received from Sumitomo Mitsui Financial Group, Inc. This analysis was conducted with the help of outside specialists, including UFJ’s appointed financial advisors, Merrill Lynch Japan Securities Co., Ltd. (Merrill Lynch) and J.P. Morgan Securities Asia Pte. Limited (JPMorgan).

As a result, UFJ reached the conclusion that the merger ratio announced on February 18, 2005 appropriately reflects the value of the two companies, taking all known relevant factors into account, and that a merger with MTFG based upon this ratio can increase shareholder value.

The UFJ Board of Directors approved this merger ratio through a unanimous decision at a meeting held on February 18, 2005. The UFJ Board of Directors has received opinions, dated February 18, 2005, from Merrill Lynch and JPMorgan, that the merger ratio agreed by UFJ and MTFG is fair, from a financial point of view, to holders of UFJ common shares.1

UFJ intends to seek the understanding of its shareholders and obtain their approval for the merger at its annual general meeting of shareholders, scheduled to take place in June this year.

UFJ believes that the proposed merger with MTFG, when completed, will create a financial group with significant strengths that will enable it to improve shareholder value going forward. These strengths include soundness of assets and finances; a broad range of services provided by group companies; a domestic and foreign network that will be pre-eminent among Japanese banks; and a solid base of retail and corporate customers. I firmly believe that this merger will help achieve our mission of maximizing future shareholder value.

The Board of UFJ and all employees of the Group commit to making all efforts to meet the expectations of our shareholders, and would like to thank shareholders for their support, understanding and interest in the company.

February 22, 2005

Ryosuke Tamakoshi

President and CEO

UFJ Holdings, Inc.

For further details of the integration agreement please visit the UFJ Holdings, Inc. website at http://www.ufj.co.jp/english/index.html

[1]	Full texts of the above opinions rendered by Merrill Lynch and JPMorgan will be included in a draft of the Form F-4 to be filed with the United States Securities and Exchange Commission (the SEC) by MTFG in connection with the merger (the Form F-4). The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The holders of UFJ’s common shares are urged to read the draft of the Form F-4 (and any other relevant documents filed with the SEC) when each of them becomes available, as well as any amendments or supplements to those documents. The Form F-4 will contain important information regarding the merger. The above opinions rendered by Merrill Lynch and JPMorgan are addressed to the board of directors of UFJ, are directed only to the fairness, from a financial point of view, of the agreed-upon exchange ratio to the holders of UFJ’s common shares, and do not constitute a recommendation to any shareholder of UFJ as to how such shareholder should vote with respect to the merger or any other matter.

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT: Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9059 Hirotsugu_Hayashi@mtfg.co.jp	UFJ CONTACT: Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.